SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential announces bulk annuity agreement

Embargoed until 07.00 hrs on Wednesday 3 September 2008

Prudential and Cable & Wireless in £1 billion bulk annuity agreement

Prudential UK (“Prudential”) announce s that it has entered into a bulk annuity buy-in insurance agreement with the Trustee of the Cable & Wireless Superannuation Fund (“CWSF”) in relation to the pensioners ‘in-payment’ element of its defined benefit pension scheme. The book covers approximately 5 ,000 members with assets of just over £1 billio n.

Under the terms of the agreement, the CWSF will purchase a bulk annuity policy from Prudential which will take on responsibility for the benefits payable by the Trustee to the CWSF pensioners for the life of the Fund. Cable & Wireless will continue to administer the Fund and the terms of the pension payments made to its defined benefit scheme members will remain unchanged.

Nick Prettejohn, Chief Executive, Prudential UK & Europe, said: “Prudential is a leader in the annuities market. We have a unique set of capabilities including considerable longevity experience, a superior investment track record and operational scale. This agreement is the largest of its kind in the UK this year and demonstrates our ability to complete complex and innovative transactions within the bulk annuity marketplace.

“Our financial strength and strong track record continue to be significant factors for pension scheme trustees looking for a safe and secure home for their pensions, particularly in volatile and uncertain market conditions. We believe that members of the CWSF will benefit from our considerable experience in the pensions and annuities markets.”

Tony Rice, Cable & Wireless Group Finance Director, said: “ We are delighted that the Pension Fund Trustee has secured this transaction which effectively reduces the Fund’s exposure to liabilities by over £1 billion. The buy-in materially reduces the Fund’s and shareholders’ exposure to the future risk of adverse changes in actuarial assumptions and investment returns. The involvement of a financial institution of Prudential’s quality should provide our pensioners with confidence that their fund will continue to be well-managed.”

The transaction will generate premium income for Prudential UK of approximately £100 million on an APE basis and is consistent with its target financial returns.

- ENDS -

Enquiries to:

Media		Investors/Analysts
Prudential
Steve Colton	+44 (0) 20 7150 3136	James Matthews	+44 (0) 20 7548 3561
William Baldwin- C harles	+44 (0) 20 7548 3719	Jessica Stalley	+44 (0) 20 7548 3511
Cable & Wireless
Lachlan Johnston	+44 (0) 20 7315 3613/	Matthew Sheppard	+44 (0) 20 7315 6225
	+44 (0) 7800 021 405	Ashley Rayfield	+44 (0) 20 7315 4460

Notes to Editors:

1.  Prudential is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. It has offices located in London, Reading, Belfast, Dublin and Stirling, and a customer service centre in Mumbai.

Products: Bulk and Individual Annuities, Corporate Pensions, With-Profits, Onshore and Offshore Bonds, Savings and Investments, Lifetime Mortgages, Healthcare and Protection.

Distribution Channels: Financial Advisers, Business-to-Business (consulting actuaries and benefit advisers), Partnerships (affinities and banks) and Direct-to-customers (telephone, internet and mail).

2.   The annuity market has been a particular area of focus in Prudential’s UK strategy in recent years and today, Prudential is a leading provider of individual and bulk annuities in the UK.

In the Wholesale annuity market, Prudential’s aim is to participate selectively in bulk and back-book buyouts, where it is able to win business based on its financial strength, superior track record and unrivalled annuitant mortality risk assessment capabilities. Prudential is maintaining a strict focus on value and will only participate in transactions that meet its return on capital requirements based on its view of future longevity improvements.

3.   A ‘buy-in’ is where a group annuity contract is bought as a fund investment and held by the Trustees. It belongs to the pension fund, not individual members. The Trustees hold the policy as a fund asset to meet its liabilities, and receives income from it to pay pensioners.

The Prudential / CWSF agreement is a ‘buy-in’ of annuities rather than a ‘buy-out’ of pension liabilities. In effect, the Pension Fund has chosen to invest in an annuity policy to hold alongside its other assets. Individual scheme members will not become Prudential policyholders as they would in a ‘buy-out’. Instead, the Pension Scheme will receive payments from Prudential which match the money the Trustee pays out to pensioners.

The buy-in does not cover pensioner members whose pension is denominated in non-sterling currency.

4.   Details of the CWSF:

For the purposes of this transaction, the ‘in-payment’ element of the CWSF includes those scheme members who have retired and were receiving a pension as at 31 July 2008.

Total number of policies	Approximately 5,000
% of policies male / female	65.75% Male, 34.25% Female
Average age (weighted by benefit amount)	1st life 68.82, 2nd life 64.31
Average age (unweighted)	1st life 68.96, 2nd life 64.95
Annual Payments (first life)	Scheme total: £57,100,209 - Average 1st life: £11,017

5.   Cable & Wireless is one of the world's leading international communications companies. It operates through two standalone business units - Europe, Asia & US and International.

The Europe, Asia & US business unit (formerly known as the "UK" business) provides enterprise and carrier solutions to the largest users of telecoms services across the UK, US, continental Europe and Asia, and wholesale broadband services in the UK. With experience of delivering connectivity to 153 countries - and an intention to be the first customer-defined communications services business - the focus is on delivering customers a service experience that is second to none.

The International business unit operates integrated telecommunications companies in 39 countries offering mobile, broadband, domestic and international fixed line services to residential and business customers, with four major operations in the Caribbean, Panama, Macau and Monaco & Islands.

The Cable & Wireless main UK Defined Benefit Scheme has approximately 15,000 members. In addition to the 5,000 ‘in-payment’ pensioners who are included in the agreement with Prudential, the Scheme (which closed to new entrants in 1999) also has around 1,000 active members (Cable & Wireless employees who are continuing to accrue new benefits) and 9,000 deferred members (former Cable & Wireless employees who have not yet started drawing their pensions).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 September 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Name: Jon Bunn
Title : Director of Public Relations